NEWS RELEASE


For media information           For investor information
Neil McGlone                    Mark Jones
Michael A. Burns & Associates   The Global Consulting Group
+1-214-521-8596                 +1-646-284-9400
nmcglone@mbapr.com              investors@retalix.com


Motti Gadish
Retalix Ltd.
+972-9-776-6677
Motti.Gadish @retalix.com


              Retailx Announces the Appointment of Avinoam Bloch to
                             Chief Operating Officer


     Ra'anana, Israel; August 21, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for retailers and distributors, today announced the appointment of Avinoam Bloch to the position of Chief Operating Officer.

     Effective immediately, Bloch assumes worldwide responsibility for product development, sales, services, operations, finance and HR, in addition to his current responsibilities as Chief Operating Officer of the Company's International Business Unit, overseeing business and operations in EMEA and APAC. Bloch reports to Retalix Chairman of the Board and Chief Executive Officer, Barry Shaked, who will focus on the Company's strategic development.

     In announcing the appointment, Retalix Chairman and CEO Barry Shaked said, "Avinoam's promotion is a result of his outstanding performance and his proven ability to successfully lead the business under his management. In his 22 years with Retalix, Avinoam has contributed first as a programmer for our point-of-sale products, later leading product development and most recently in helping to drive our business and operations in the international markets. In his new role as COO Avinoam will help us to continue to drive the growth of Retalix as we continue to expand our solutions offering for retailers and distributors."

      "I am honored to be given this opportunity and look forward to the challenges of running the day-to-day operations of Retalix worldwide," said Bloch. "With the strength of our global team and products, I am confident that Retalix will continue to be a leader in providing solutions for customers."

     Bloch, 50, joined Retalix in 1985 as a programmer. He led Retalix's PC-based point-of-sale software development for Wincor-Nixdorf (then Nixdorf) in Germany and Italy, later took part in the establishment of Retalix's business and operations for the convenience stores segment in the U.S.A., managed the Company's operations in the Israeli market, and served as Executive Vice President of Product Development for the Company. Most recently he served as Executive Vice President and Chief Operating Officer of the International Business Unit, with responsibilty over buisness and operations in EMEA and APAC.

     Bloch holds a B.Sc. degree in Computer Science and Mathematics from the Hebrew University in Jerusalem, Israel.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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